

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.


05009688

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares
Central (
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फ़ॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. : CO/S&B/VR/2005/ 185 दिनांक / Date : 06.07.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
ANNUAL REPORT 2004-2005 &
CASH FLOW STATEMENT(US$ VERSION)

SUPPL

We are pleased to enclose for your information five copies of US Dollar version of the Bank's Annual Report for the year 2004-2005. The Bank's Balance Sheet, Profit & Loss Account and the Cash Flow Statement appearing therein are expressed in US Dollars.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.


SEC MAIL
PROCESSING
SECTION
WASH. D.C.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/ 1914 दिनांक / Date : 09.07.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/1900 dated the July 09, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
192
SECTION



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

No.CO/S&B/VR/2005/1900 Date: 09.07.2005

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 30th June, 2005. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of the Bank's equity

	No.of Shares held	% of Shares in total equity
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	29552145	5.62
Foreign Institutional Investors		
1. Fidelity Management & Research Co A/C Fidelity Investment Trust - Fidelity	6679405	1.27
Others(GDRs)		
1. The Bank of New York (As Depository for GDRs)	41468018	7.88
Total holding FIIs/NRIs/GDRs	104366591	19.83

2. Kindly acknowledge receipt.

Yours faithfully,



General Manager
(Shares & Bonds)
Encl. a.a

FILE NO. 82-4524

CLAUSE 35 : BOMBAY STOCK EXCHANGE			
REPORTING INSTITUTION		STATE BANK OF INDIA	
FOR THE QUARTER ENDED		30.06.2005	
DATE OF REPORT		08.07.2005	
	Category	SHARES HELD	%to Total
A	Promoter's Holdings		
1	Promoters		
	- Indian Promoters	0	0.00
	- Foreign Promoters	0	0.00
2	Persons acting in Concert	314338700	59.73
	Sub Total	314338700	59.73
B	Non-Promoters Holdings		
3	Institutional Investors		
a	Mutual Funds & UTI	27542488	5.23
b	Banks, Financial Instituions, Insurance Companies(Central/State Govt./Non-govt. Institutions)	35520253	6.75
c	FII's	62617904	11.90
	Sub Total	125680645	23.88
4	Others		
a	Private Corporate Bodies	10796063	2.05
b	Indian Public	33464083	6.36
c	NRIs	278926	0.05
d	OCBs	1743	0.00
e	TRUSTs	270700	0.05
f	OTHERS (GDR'S)	41468018	7.88
	Sub Total	86279533	16.39
	Grand-Total	526298878	100.00





भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/ 1916 दिनांक / Date: 09.07.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/1891 dated the July 09, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.



SEC MAIL PROCESSING
RECEIVED
WASH., D.C. SECTION

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. :

दिनांक / तारीख / Date :

No.CO/S&B/VR/2005/1891 Date: 09.07.2005

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India(SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 04th July, 2005 issued by M/s Sudit K. Parekh & Co., Chartered Accountants for the quarter ended 30.06.2005, who have conducted Secretarial Audit of the Bank's capital and certified that :

i) The total of the shares held in NSDL, CDSL and in the physical form tally with the issued/paid-up capital.

a) Total equity shares held in physical form	331,862,118
b) Total equity shares held in dematerialized form	194,436,760
TOTAL	**526,298,878**

ii) The Register of Members(RoM) is updated.

iii) There are no changes in Share Capital(due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter ended 30th June, 2005.

iv) During the quarter April to June, 2005, dematerialized requests have been confirmed within 21 days to NSDL/CDSL.

2. Kindly acknowledge receipt.

Yours faithfully,



General Manager
(Shares & Bonds)

Sudit K Parekh & Co

Chartered Accountants

12A Suleman Chambers, 4 Battery Street, Apollo Bunder, Mumbai 400 039
Tel + 91 22 22821141, 22834187 Fax + 91 22 22024193
E-Mail: admin@skparekh.com

AUDIT REPORT

We have checked the Equity shares issued by State Bank Of India held in physical and dematerialised form as at 30th June 2005.The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Ltd. and dematerialised shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI [Depositories and Participants] Regulations, 1996 are provided as under:

1.	For Quarter ended	:	30th June 2005	
2.	ISIN	:	INE062 A01012	
3.	Face value	:	Rs.10/-	
4.	Name of the Company	:	State Bank Of India	
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.	
6.	Correspondence address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.	
7.	Telephone & Fax Nos	:	22883888/22855348	
8.	Email address	:	gm.snb@sbimail.co.in	
9.	Names of the Stock Exchange where the company's securities are listed	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE.	
			Number of shares	% of Total Listed Capital
10.	Issued capital		52,62,98,878	100%
11.	Listed capital (Exchange-wise) (as per company records)		52,62,98,878	100%
12.	Held in dematerialized form in CDSL		4,60,16,171	8.74%
13.	Held in dematerialized form in NSDL		14,84,20,589	28.20%
14.	Physical		33,18,62,118	63.06%
15.	Total no. of shares (12+13+14)		52,62,98,878	
16.	Reasons for difference if any, between (10 & 11) - (10 & 15) (11 & 15)		Not Applicable	

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

Particulars	No. of shares	Applied / not applied for listing	Listed on stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

*** Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18. Register of members is updated (Yes / No) If yes updated upto which date : Yes, 4th July ,2005

19. Reference of previous quarter with regards to excess Dematerialised Shares, if any : NIL

20. Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why? : NOT APPLICABLE

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay. Based on test check we have observed that during this quarter all dmat requests have been processed within 21 days. : NOT APPLICABLE

Total no. of demat requests confirmed after 21 days		No. of requests	No. of shares	Reasons for delay
		—	—	—
Pending for more than 21 days		NOT APPLICABLE	NOT APPLICABLE	NOT APPLICABLE

22. Name, Telephone & Fax No. of the Compliance Officer of the Co. : Mr. C.R.Radhakrishnan
CGM Accounts & Compliance
Tel.No.22883888

23. Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS : M/s Sudit K. Parekh & Co.
5th Floor
Oricon House,
12, Dubash Marg,
Kalaghoda,
Mumbai 400 023.
Tel. No. 56550885/56550893.

SUDIT K PAREKH & CO

Fax No. 5655 0877.
Reg. No. 110512W

24.	Appointment of common agency for share registry work	If yes, (name and address)	Datamatics Financial Software Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC Marol, Andheri (E), Mumbai-400093.
25.	Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE)	NIL	

For **SUDIT K. PAREKH & CO.**
Chartered Accountants



(D. S. KHATRI)
Partner
M. No. 16316
Mumbai; dated: 4th July, 2005